Filed Pursuant to Rule 433

Registration No. 333-232050

$500,000,000 2.550% Senior Notes due 2050

PRICING TERM SHEET

April 23, 2020

Issuer:	The Travelers Companies, Inc.

Title of Securities:	2.550% Senior Notes due 2050

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Expected Ratings:*	Moody’s: A2 (stable) / S&P: A (stable) / Fitch: A (stable)

Aggregate Principal Amount:	$500,000,000

Trade Date:	April 23, 2020

Settlement Date (T+2):	April 27, 2020

Interest Payment Dates:	April 27 and October 27, commencing October 27, 2020

Maturity Date:	April 27, 2050

Public Offering Price:	99.231% of the principal amount

Coupon:	2.550%

Benchmark Treasury:	2.375% due November 15, 2049

Benchmark Treasury Price / Yield:	129-17; 1.187%

Re-offer Spread to Benchmark Treasury:	140 bps

Yield to Maturity:	2.587%

Optional Redemption:

Make-Whole Call:	Treasury Rate plus 25 basis points (prior to October 27, 2049)

Par Call:	On or after October 27, 2049 (six months prior to maturity)

CUSIP / ISIN:	89417E AQ2 / US89417EAQ26

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BofA Securities, Inc. Credit Suisse Securities (USA) LLC Siebert Williams Shank & Co., LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

* Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at (800) 831-9146; HSBC Securities (USA) Inc. toll-free at (866) 811-8049; J.P. Morgan Securities LLC at (212) 834-4533 (collect); or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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